04033679

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for June 28, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

111862 GSR 2004-7
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 2004.

GS MORTGAGE SECURITIES CORP.

By: /s/ Howard Altarescu
Name: Howard Altarescu
Title: Vice President

Exhibit Index

GSR0407 - Price/Yield - 1A1

Balance	##########	Delay	24
Coupon	3.494	Dated	6/1/2004
Settle	6/30/2004	First Payment	7/25/2004

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	
98-03+	4.207	4.259	4.317	4.382	4.455	4.536	4.627	4.729	4.843	Yield
98-03+	80	96	112	128	147	168	188	209	231	Spread
98-05+	4.181	4.231	4.287	4.350	4.419	4.497	4.584	4.682	4.793	Yield
98-05+	77	93	109	125	144	164	184	205	226	Spread
98-07+	4.154	4.203	4.257	4.317	4.384	4.458	4.542	4.636	4.742	Yield
98-07+	74	90	106	122	140	160	180	200	221	Spread
98-09+	4.128	4.175	4.226	4.284	4.348	4.420	4.500	4.590	4.692	Yield
98-09+	72	87	103	119	137	156	176	196	216	Spread
98-11+	4.102	4.147	4.196	4.251	4.312	4.381	4.458	4.544	4.641	Yield
98-11+	69	85	100	115	133	152	171	191	211	Spread
98-13+	4.076	4.119	4.166	4.218	4.277	4.342	4.415	4.498	4.591	Yield
98-13+	67	82	97	112	129	148	167	186	206	Spread
98-15+	4.050	4.091	4.135	4.185	4.241	4.304	4.373	4.452	4.540	Yield
98-15+	64	79	94	109	126	144	163	182	201	Spread
98-17+	4.024	4.063	4.105	4.153	4.206	4.265	4.331	4.406	4.490	Yield
98-17+	61	76	91	105	122	141	159	177	196	Spread
98-19+	3.998	4.035	4.075	4.120	4.170	4.227	4.289	4.360	4.440	Yield
98-19+	59	73	88	102	119	137	155	173	191	Spread
98-21+	3.972	4.007	4.045	4.087	4.135	4.188	4.247	4.314	4.389	Yield
98-21+	56	71	85	99	115	133	150	168	186	Spread
98-23+	3.946	3.979	4.015	4.055	4.100	4.150	4.205	4.268	4.339	Yield
98-23+	54	68	82	96	112	129	146	163	181	Spread
WAL	2.60	2.41	2.24	2.06	1.90	1.75	1.60	1.47	1.34	
Mod Durn	2.430	2.257	2.091	1.932	1.781	1.639	1.504	1.376	1.256	
Principal Window	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	Jul04 - Apr07	ı104 - Apr07	Jul04 - Apr07	ul04 - Apr07	

in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

LIBOR_1YR	2.2600
CMT_1YR	1.9600
SWAPS (6/7/04 close)	
3MO	1.4
6MO	1.71
1YR	2.26
2YR	3.0605
3YR	3.6416
4YR	4.0693
5YR	4.3945
6YR	4.6444
7YR	4.8419
8YR	5.0046
9YR	5.137
10YR	5.248

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2004-7